ADITYA BIRLA GROUP

08005782

SJV: STEX GEN:08 **Date :November 4, 2008**

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

RECEIVED
2008 NOV 12 A 8:36

Reg : Hindalco Industries Limited
Rule 1283-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Disclosure under Regulation 13 (3) and 13 (6) of the Securities & Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

Pursuant to Regulation 13 (3) and 13(6) of the Securities & Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, we are pleased to inform you that on 03/11/08 we have received intimation of acquisition of 11,82,28,869 equity shares of Re. 1/- each of the company. These shares have been acquired by IGH Holdings Private Limited pursuant to the Rights Issue made by the Company.

Accordingly, we enclose herewith Form C duly filled.

Please acknowledge receipt.

PROCESSED
NOV 14 2008
THOMSON REUTERS

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD.

ANIL MALIK
Vice President & Company Secretary

Encl : as above

FORM C

Securities And Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulations 13 (3) and (6)]

Regulation 13 (3) - Details of change in shareholding in respect of persons holding more than 5 % shares in a listed company

Acquisition of Equity Shares of Hindalco Industries Limited

Name and address of shareholders	Shareholding prior to acquisition	No. and percentage of shares / voting rights acquired	Receipt of allotment advice / acquisition of shares (specify)	Date of intimation to Company	Mode of acquisition (market purchase / public / rights / preferential offer, etc.)	No. of shares / voting rights post acquisition	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value (Rs.)
1	2	3	4	5	6	7	8	9	10	11
IGH Holdings Private Limited Industry House 159 Churchgate Reclamation Mumbai - 400 020	9,42,98,695 equity shares 7.69%	11,82,28,869 fully paid up equity shares of Re. 1/- each fully paid up at a price of Rs. 96/- per share Total - Rs. 113499.71 lakhs	Date of receipt of intimation of allotment of shares - 3/11/2008	3/11/2008	Shares acquired by the Company in the rights issue made by Hindalco Industries Limited	21,25,27,564 equity shares 12.50%	NA (as there is no trade through market)	NA	NA	NA

For IGH HOLDINGS PRIVATE LIMITED

(SUSHIL AGARWAL)
Director

Place : Mumbai

Date : 03/11/2008

ADITYA BIRLA GROUP

RECEIVED

2008 NOV 12 A 8:36

SJV: STEX GEN:08

Date : November 4, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 1283-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Disclosure under Regulation 7 (3) of SEBI (SAST) Regulations, 1997

In accordance with the provision of Regulation 7 (3) of SEBI (SAST) Regulations, 1997, we are pleased to inform you that on 03/11/08 we have received intimation of acquisition of 11,82,28,869 equity shares of Re. 1/- each of the company pursuant to the application made by IGH Holdings Private Limited in the Rights Issue.

Accordingly, we are enclosing herewith the necessary Disclosure in the requisite format.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD.

ANIL MALIK
Vice President & Company Secretary

Encl : as above

Disclosure of details of acquisition to Stock Exchanges by target company , in terms of Regulation 7(3)

Name of Target company: **HINDALCO INDUSTRIES LIMITED**

Date of reporting	03/11/2008
Name of Stock exchanges where shares of reporting company are listed.	1) BOMBAY STOCK EXCHANGE LIMITED 2) NATIONAL STOCK EXCHANGE OF INDIA LIMITED

	Details of acquisition as informed u/r 7(1)				
Name of Acquirer(s) (A)	Date of Acquisition/ date of receipt of intimation of allotment by acquirer. (B)	Mode of acquisition (market purchases/interse transfer/public/ rights/preferential offer etc.) (C)	No & % of shares /voting rights acquired (D)	Shareholding of acquirers stated at (A) before acquisition (In terms of No. & % of shares/VRs) (E)	Shareholding of acquirer(s) stated at (A) after acquisition (In terms of No. & % of shares/VRs) (F)
M/S IGH HOLDINGS PRIVATE LTD.	03/11/2008	RIGHTS ISSUE	118228869 (6.95%)	94298695 (7.69%)	212527564 (12.50%)

* Total Promoter / Promoter Group Holding before acquisition – 31.92%
* Total Promoter / Promoter Group Holding after acquisition – 35.13%

Place: Mumbai
Date: 04/11/2008

For Hindalco Industries Limited

Anil Malik
Vice President & Company Secretary

END